EXHIBIT 11

TELLABS, INC.
COMPUTATION OF PER SHARE EARNINGS

(In millions, except per share amounts)

	Three Months Ended

	4/2/04	3/28/03

Numerator:
Net earnings/(loss)	$ 13.4	$ (42.9)
Denominator:
Denominator for basic earnings per share-
Weighted-average shares outstanding	415.2	412.3
Effect of dilutive securities:
Employee stock options and awards	5.7	-

Denominator for diluted earnings per share-
adjusted weighted-average shares outstanding
and assumed conversions	420.9	412.3

Net earnings/(loss) per share - Basic	$ 0.03	$ (0.10)

Net earnings/(loss) per share - Diluted	$ 0.03	$ (0.10)

Under GAAP, dilutive securities are not included in the computation of diluted earnings per share when a company is in a net loss position.